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                  KAYNE ANDERSON ENERGY TOTAL RETURN FUND, INC.
                       1800 Avenue of the Stars, 2nd floor
                              Los Angeles, CA 90067

                               September 18, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

     Re: KAYNE ANDERSON ENERGY TOTAL RETURN FUND, INC. (FILE NO. 811-21750)

     Kayne Anderson Energy Total Return Fund Inc. (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2006-2007 year:

     1. A copy of the renewal of the bond coverage for the Fund (the "Bond") (attached as EX99-1).

     2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EX99-2).

     The premium for the Bond was paid through the policy period ending on June 27, 2007.

     Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.

                                        Sincerely,


                                        /s/ Terry Hart
                                        ----------------------------------------
                                        Terry Hart
                                        Chief Financial Officer


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